Exhibit 99.10

Press Release

United States: Bayport Polymers
to Double Polyethylene Capacity

Total, Borealis and NOVA Chemicals Take Final Investment Decision for New Unit

Paris/Vienna/Calgary/Bayport, September 25, 2018 — Bayport Polymers, LLC (“Bayport Polymers”) - a 50/50 joint venture owned by Total S.A. (“Total”) and Novealis Holdings LLC, itself a joint venture of Borealis AG (“Borealis”) and NOVA Chemicals Inc. (“NOVA Chemicals”) - announces the final investment decision to build a 625,000-ton-per-year polyethylene unit at its production site in Bayport, Texas.

The new unit will use Borstar® technology and more than double the site’s polyethylene capacity to 1.1 Mt/y with a start-up scheduled in 2021. The contract for the engineering, procurement and construction of the new unit has been awarded to McDermott and is expected to employ 1,750 staff during peak activity.

Formed in May 2018, Bayport Polymers is currently building a one-million-tonne per year steam cracker in Port Arthur, Texas. This cracker will process ethane, which is abundantly available and competitively priced in the U.S. and will supply Bayport polyethylene units.

“The power of this partnership between Total, Borealis and NOVA Chemicals will enable us to become one of the largest players in the North American polyethylene market,” said Bayport Polymers President Diane Chamberlain. “The Borstar technology, which will be used for the first time in North America, will allow us to better serve our customers with an increased range of high-value-added products.”

“The project is in line with our strategy to develop petrochemicals at our major integrated complexes and leverage competitively priced feedstocks,” said Bernard Pinatel, President Refining & Chemicals of Total. “It’s another step to strengthen our position in the United States, where we have more than 5,000 employees and where we operate one of our 6 world largest integrated platforms in Port Arthur, Texas.”

“This final investment decision is a major milestone in the development of this exciting partnership, and a significant step in the global market presence of our unique Borstar technology,” explained Borealis Chief Executive Alfred Stern.

“Partnering with Total and Borealis and bringing Borstar® technology to North America will allow us to better serve our customers throughout the Americas by delivering a broader slate of products that help make everyday life healthier, easier and safer,” stated NOVA Chemicals CEO, Todd Karran.

About Bayport Polymers

Bayport Polymers is a joint venture 50% owned by Total and 50% owned by Novealis Holdings (a joint venture between Borealis and NOVA Chemicals). The JV is the translation of the growth ambitions of each of the partners. It combines a 400,000-ton-per-year polyethylene plant previously owned by Total in Bayport, Texas, with the Borealis proprietary Borstar® technology and NOVA Chemicals’ deep customer and technical expertise in polyethylene to deliver a broad range of products to help meet the growing global demand for plastic products. It also includes an ethane-based steam cracker with a capacity of 1 million tons per year - currently under construction in Port Arthur, Texas - and a new 625,000-ton-per-year Borstar polyethylene unit to be built in Bayport, Texas.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. www.total.com

About Borealis

Borealis is a leading provider of innovative solutions in the fields of polyolefins, base chemicals and fertilizers. With its head office in Vienna, Austria, the company currently has around 6,600 employees and operates in over 120 countries. Borealis generated EUR 7.5 billion in sales revenue and a net profit of EUR 1,095 million in 2017. Mubadala, through its holding company, owns 64% of the company, with the remaining 36% belonging to Austria-based OMV, an integrated, international oil and gas company. Borealis provides services and products to customers around the world in collaboration with Borouge, a joint venture with the Abu Dhabi National Oil Company (ADNOC). www.borealisgroup.com

Borstar is a registered trademark of the Borealis Group.

About NOVA Chemicals

NOVA Chemicals develops and manufactures chemicals and plastic resins that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®.  NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is wholly-owned, ultimately by Mubadala Investment Company of the Emirate of Abu Dhabi, United Arab Emirates. www.novachem.com

NOVA Chemicals' logo is a registered trademark of NOVA Brands Ltd.; authorized use.
Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada.

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For further information please contact:

Bayport Polymers, LLC

Gary Cambre, Communications, Bayport Polymers, LLC

Gary.cambre@bay-pol.com

Total

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

NOVA Chemicals

Media Relations: Jennifer Nanz, Corporate Communications Leader Jennifer.Nanz@Novachem.com

Investors Relations: Patty Masry, Financial Reporting & Investor Relations Manager

Patty.Masry@Novachem.com

Borealis

Media Relations: Patrick Laureys, Senior External Communications Manager

Patrick.Laureys@Borealisgroup.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.